

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

May 2, 2008

Mr. Barry E. Davis
President and Chief Executive Officer
Crosstex Energy, Inc. and Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, TX 75201

      Re: **Crosstex Energy, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 0-50536

             Crosstex Energy, L.P.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 0-50067

Dear Mr.Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             H. Roger Schwall
             Assistant Director